Exhibit 99.1

Bitdeer Announces Strategic Acquisition of 101 MW Site and Gas-fired Power Project in Alberta to Deliver the Industry’s First Fully-Vertically Integrated Bitcoin Mining Site

February 4, 2025

SINGAPORE, Feb. 04, 2025 (GLOBE NEWSWIRE) -- Bitdeer Technologies Group (NASDAQ: BTDR) (“ Bitdeer” or the “ Company”), a world-leading technology company for blockchain and high-performance computing, today announced the successful close of the acquisition of a fully licensed and permitted 101 MW site and gas-fired power project situated on 19 acres of land near Fox Creek, Alberta in an all-cash transaction for $21.7 million. The site has potential to scale to 1 GW of power, reflecting Alberta’s abundant energy resources, supportive regulatory posture and pro-business environment.

The 101 MW gas-fired power project includes all permits and licenses required to construct an on-site natural gas power plant, as well as approval for a 99 MW grid interconnection with Alberta Electric System Operator (“AESO”). Bitdeer will develop and construct the power plant in partnership with a leading Engineering, Procurement and Construction (“EPC”) company and is expected to be energized by Q4 2026.

Concurrently, the Company plans to build 99 MW of datacenter capacity for Bitcoin mining. This newly acquired site and power generation project provides the Company a unique opportunity to become the world’s first fully-vertically integrated Bitcoin miner at scale and potentially achieve some of the lowest Bitcoin mining production costs in the industry.

Strategic Benefits

Full vertical integration: The Company will have control of the land, power generation, electrical and datacenter infrastructure as well as using its own internally developed and manufactured Bitcoin mining machines. The Company can deploy approximately 9 EH/s of its SEALMINER A3 mining machines upon completion, which are anticipated to have industry leading machine-level efficiency of 11-12 J/TH.

Low Power Costs: Projected energy production costs of approximately $20 to $25 per MWh[1], based on current gas prices.

Sustainability & Potential Carbon Credit Upside: As part of the project acquisition, Bitdeer will deploy a carbon utilization system that captures CO2 making the project a net zero carbon producer. This initiative aims to offset Canada’s carbon tax obligations and may generate future revenue through carbon credits.

Energy Cost Optimization & Revenue Flexibility: The Company expects to curtail and sell power back to the Alberta grid to stabilize prices during periods of high demand. The Company estimates this could potentially optimize costs even further.

“We are really excited about planting roots in Alberta, our first site in Canada. This acquisition is the culmination of extensive collaboration with multiple government agencies and the Canadian Blockchain Consortium. It marks a significant step in our strategy to become the first fully-vertically integrated Bitcoin miner, giving us unmatched control over costs, energy efficiency, and scalability,” said Haris Basit, Chief Strategy Officer at Bitdeer. “By combining our own power generation, SEALMINER mining machines and opportunistic grid participation, we believe this site will set a new benchmark for industry unit economics.”

Regarding the project, Danielle Smith, Premier of Alberta said, “We are so pleased to welcome the world’s first net-zero, fully integrated off-grid Bitcoin mining facility — right here in Alberta. Today’s investment is another sign that Alberta continues to be a leader in technology and innovation not only across the country, but across the world. If you want to do business and have a plan to bring your own power, then Alberta is the place for you.”

Estimated Costs and Development Timeline

The Company plans to commence site preparation and initial infrastructure development in Q2 2025 and energization in Q4 2026.

Asset	Actual and Estimated Costs
101 MW Fox Creek Site and 19-acre land near Fox Creek, Alberta	$21.7 million cash
Gas-fired power plant	~$90 million
Electrical & datacenter infrastructure	$300K per MW or ~$30 million

About Bitdeer Technologies Group

Bitdeer is a world-leading technology company for blockchain and high-performance computing industry. Bitdeer is committed to providing comprehensive computing solutions for its customers. The Company handles complex processes involved in computing such as equipment procurement, transport logistics, datacenter design and construction, equipment management, and daily operations. The Company also offers advanced cloud capabilities to customers with high demand for artificial intelligence. Headquartered in Singapore, Bitdeer has deployed datacenters in the United States, Norway, and Bhutan. To learn more, visit https://ir.bitdeer.com/ or follow Bitdeer on X @ BitdeerOfficial and LinkedIn @ Bitdeer Group.

Investors and others should note that Bitdeer may announce material information using its website and/or on its accounts on social media platforms, including X, formerly known as Twitter, Facebook, and LinkedIn. Therefore, Bitdeer encourages investors and others to review the information it posts on the social media and other communication channels listed on its website.

Forward-Looking Statements

Statements in this press release about future expectations, plans, and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. The words “anticipate,” “look forward to,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including factors discussed in the section entitled “Risk Factors” in Bitdeer’s annual report on Form 20-F, as well as discussions of potential risks, uncertainties, and other important factors in Bitdeer’s subsequent filings with the U.S. Securities and Exchange Commission. Any forward- looking statements contained in this press release speak only as of the date hereof. Bitdeer specifically disclaims any obligation to update any forward- looking statement, whether due to new information, future events, or otherwise. Readers should not rely upon the information on this page as current or accurate after its publication date.

For investor and media inquiries, please contact:

Investor Relations
Orange Group Yujia Zhai
bitdeerIR@orangegroupadvisors.com

Public Relations
BlocksBridge Consulting Nishant Sharma
bitdeer@blocksbridge.com

1	Assumes natural gas costs of ~$2.06 / GJ, plus regular maintenance and O&M